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                       SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.3)*

                              South Jersey Financial Corporation, Inc.
-------------------------------------------------------------------------------

                                  Common Stock
-------------------------------------------------------------------------------
                                   838493104

 -----------------------------------------------------------------------------
                                 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                            (973) 560-1400, Ext.108

-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                May 24, 1999
----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box./ /

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (I) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman and Associates, L.L.C.    22-3343079
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                               31,000
NUMBER OF    -------------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    31,000
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     31,000
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .817
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lawrence B. Seidman    SS#075 38 0679
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                               291,100
NUMBER OF    -------------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                               291,100
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER

                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     291,100
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.673
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership, L.P.    22-3360395
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           43,800
                  --------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    43,800
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     43,800
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.154
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION SCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Seidman Investment Partnership II, L.P.    22-3603662
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                          54,000
                  --------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    54,000
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     54,000
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.423
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Federal Holdings, L.L.C.     13-3838083
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
 OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                                   46,900
NUMBER OF     -----------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                   46,900
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     46,900
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.236
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Kerrimatt, L.P.     22-3583179
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                           37,500
                  --------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    37,500
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                     37,500
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    .988
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

                                  SCHEDULE 13D
CUSIP NO. 838493104.
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Benchmark Partners, L.P.      11-2955345
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF                          15,000
                  --------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER
                                    15,000
PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                    15,000
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .395
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION SCHEDULE 1

 SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Richard Whitman, Individually      ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
   U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF
                  --------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER  15,000
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER

PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER
                                                   15,000
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                                             15,000
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .395
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

SCHEDULE 13D
CUSIP NO. 838493104
 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lorraine DiPaolo, Individually       094 28 8963
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                               (b) / /
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS
AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  U.S.A.
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
NUMBER OF
                  --------------------------------------------------------------
SHARES

BENEFICIALLY               8  SHARED VOTING POWER        15,000
                  --------------------------------------------------------------
OWNED BY
                           9 SOLE DISPOSITIVE POWER

PERSON   -----------------------------------------------------------------------

WITH                       10 SHARED DISPOSITIVE POWER    15,000
                  --------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON                                                    15,000
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                                      / /
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .395
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATIONSCHEDULE 13D

The statement on Schedule 13D which was filed April 29, 1999 and Amendment #1, which was filed on May 18, 1999 and Amendment #2 which was filed on May 19, 1999 on behalf of Seidman and Associates, L.L.C. ("SAL"), Seidman and Associates II, L.L.C. ("SALII"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII") Federal Holdings L.L.C. ("Federal"), Kerrimatt, LP ("Kerrimatt"), Benchmark Partners, LP ("Partners"), Richard Whitman ("Whitman"), Lorraine DiPaolo ("DiPaolo") and Lawrence B. Seidman ("Seidman") (collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock (the "Shares"), of South Jersey Financial Corp., a Delaware Corporation (the "Issuer"), is hereby amended as set forth below: Such Statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2.       Identity and Background

(a) Benchmark Partners, LP, is a limited partnership organized under the laws of the State of Delaware.
(b)      750 Lexington Avenue, New York, NY 10022
(c) Richard Whitman and Lorraine DiPaolo are the sole General Partners of Benchmark Partners, LP.
(d) During the last five years Richard Whitman and Lorraine DiPaolo have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years Richard Whitman and Lorraine DiPaolo were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      U.S.A.


 4. Purpose of the Transaction

On May 20, 1999, Lawrence Seidman received a letter from the Issuer, the text of which is attached hereto as Exhibit A and incorporated in its entirety. However, the Issuer did not agree to provide Mr. Seidman with the Issuer's shareholder list and did not respond to Mr. Seidman's request for representation on the Issuer's Board of Directors. In response to said letter Seidman sent a reply letter dated May 21, 1999. A copy of this letter is attached as Exhibit B hereto and incorporated in its entirety.

5.  Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on May 24, 1999, the Reporting Persons owned beneficially an aggregate of 291,100 shares of Common Stock, which constituted approximately 7.673% of the 3,793,430 shares of Common Stock outstanding based upon the company's Form 10-KSB for fiscal year end December 31, 1998.

The schedule below describes transactions in the Common Stock effected by the Reporting Persons from May 14, 1999 until May 24,1999. Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions that have not been previously reported in the Common Stock during the past sixty (60) days.




                No of                                   Total
Trade Date      Shares            Price             Cost/(Proceeds)   Entity
--------------- ----------------- ----------------- ----------------- ----------
5/18/99        5,000              12.29              61,452.00         PARTNERS
5/21/99        5,000              12.62              63,125.00         FEDERAL
5/21/99        5,000              12.62              63,125.00         SIPII
5/21/99        5,000              12.62              63,125.00         SIP
5/21/99       10,000              12.63             126,265.00         PARTNERS
5/24/99        5,000              12.69              63,437.50         SAL
5/24/99        5,000              12.69              63,437.50         SIP
5/24/99        5,000              12.69              63,437.50         KERRIMATT
5/24/99        5,000              12.69              63,437.50         FEDERAL
5/24/99        5,000              12.75              63,750.00         SIPII

-------------------------------------------------------------------------------

TOTAL         55,000                                694,592.00

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ Lawrence B. Seidman
                                                  ----------------------------
                   May 24, 1999                   Lawrence B. Seidman, Power of
                   Date                           Attorney Pursuant to Joint
                                                  Filing Statement Dated
                                                  April 28, 1999.


                                                  /s/ Richard Whitman
                   May 24, 1999                   ----------------------------
                   Date                            Richard Whitman, Individually


                   May 24, 1999                    Benchmark Partners, LP
                   Date

                                                  /s/ Richard Whitman
                   May 24, 1999                   ----------------------------
                   Date                            Richard Whitman,
                                                   General Partner


                                                  /s/Lorraine DiPaolo
                   May 24, 1999                   ----------------------------
                   Date                            Lorraine DiPaolo,
                                                   Individually

Exhibit A
                    SOUTH JERSEY SAVINGS AND LOAN ASSOCIATION

                                  May 20, 1999






VIA FAX AND FEDERAL EXPRESS


Lawrence B. Seidman, Esquire
100 Misty Lane
Parsippany, NJ 07470

Dear Mr. Seidman:

         We are in receipt of your letter addressed to the attention of Mr. Sidebotham dated May 14, 1999 in which you, among other things, request certain information regarding South Jersey Financial Corporation (the "Company") shareholders through the record date for the next annual meeting of shareholders.

         In response to your request and in accordance with Rule 14a-7(a)(1) promulgated under the Exchange Act of 1934, we are hereby: (i) notifying you of the Company's election to mail your soliciting materials for you pursuant to Rule 14a-7a(i) in lieu of providing you with a shareholder list pursuant to Rule 14a-7(a) and (ii) furnishing you with the following information. As of February 12, 1999, the date the Company's initial public offering closed, the Company had 1,529 stockholders. As of May 18, 1999, the Company had 1,192 registered holders. Currently, the Company cannot estimate how many beneficial owners holding in "street name" through other record holders there are because the Company has not conducted a broker search since its stock began trading. We intend to obtain that information prior to the annual meeting. Please advise us if you need such information and we will provide it to you when available. The Company has been advised that to the extent applicable, the following fees would be due for sending proxy materials to the registered holders: (1) mailing - $2.50 (per Shareholder (Letter and Proxy Card) (.25 per additional enclosure));
(2) proxy card prepared - $0.10 per card; (3) proxy card tabulated - $0.50 per card; (4) final tabulation list - $150.00; (5) tabulation report - $25.00 (per report) and; (6) coordination of Broker fulfillment - $1,000.00 (plus out-of-pocket).

         Out-of-pocket costs, including but not limited to postage, stationery and facsimiles, will be billed separately. All other actions and costs not mentioned or currently contemplated will be billed as they occur.

         In addition, pursuant to your request, you may make an appointment with Mr. Sidebotham to come to the Bank and review the most recent shareholder list that we have. At this time the company has a paper copy of the list of record holders available. In order for us to furnish the updated list of record holders you requested, we will need for you to submit to us an agreement that you will pay all costs of obtaining and furnishing to you such a list. In addition to receipt of an agreement to pay all such costs associated with furnishing the requested list, we request a check in the amount of our current estimate of the cost. At this time, based upon information we have received from our transfer agent, we estimate the cost to be approximately $3,936.00.

                                   Sincerely,

                                   /s/Robert J. Colacicco
                                   Robert J. Colacicco
                                   President, Chief Executive Officer

Exhibit B
                            LAWRENCE B. SEIDMAN, ESQ.
                                 100 Misty Lane
                                 P. O. BOX 5430
                              Parsippany, NJ 07054

                            (973) 560-1400, Ext. 108

                                  May 21, 1999

Mr. Robert J. Colacicco
President, Chief Executive Officer
South Jersey Savings and Loan Association
4651 Route 42
Turnersville, NJ 08012

Dear Mr. Colacicco:

I am in receipt of your May 29, 1999 letter.

In my letter of May 14, 1999 to Joseph Sidebotham, Corporate Secretary, I requested that I be provided with the shareholder list of South Jersey Financial Corporation in accordance with Delaware General Corporate Law. Your letter does not respond to this request. I herewith re-state my request that I be provided with copies of the shareholder list (including NOBO, CEDE and Philadep lists) as required by Delaware General Corporate Law.

If I do not receive the above material within five days, I will be forced to take legal action to obtain said material. I trust this will not be necessary.

                                                     Very truly yours,


                                                     /s/Lawrence B. Seidman
                                                     LAWRENCE B. SEIDMAN

LS:rr
cc:      Mr. Joseph Sidebotham,
            Corporate Secretary

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such Statement and all amendments to such statement is made on behalf of each of them.

     In addition the undersigned hereby appoints Lawrence B. Seidman as attorney-in-fact for the undersigned with authority to execute and deliver on behalf of the undersigned any and all documents (including any amendments thereto) required to be filed by the undersigned or otherwise executed and delivered by the undersigned pursuant to the Securities Exchange Act of 1934, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.


     IN WITNESS WHEREOF, the undersigned hereby execute this agreement on May 24, 1999.

                                                  /s/Lawrence B. Seidman
                   May 24, 1999                   ----------------------------
                   Date                           Lawrence B. Seidman, Power of
                                                  Attorney Pursuant to Joint
                                                  Filing Statement Dated
                                                  April 28, 1999.


                                                  /s/Richard Whitman
                   May 24, 1999                   ----------------------------
                   Date                            Richard Whitman, Individually


                   May 24, 1999                    Benchmark Partners, LP
                   Date
                                                  /s/ Richard Whitman
                   May 24, 1999                   ----------------------------
                   Date                            Richard Whitman,
                                                   General Partner


                                                  /s/Lorraine DiPaolo
                   May 24, 1999                   ----------------------------
                   Date                            Lorraine DiPaolo,
                                                   Individually